

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 24, 2009

Louis J. Cappelli
Chairman and Chief Executive Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019-6108

> **Re:** **Sterling Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 001-05273**

Dear Mr. Cappelli:

We have reviewed your response dated July 20, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Benchmarking, page 6 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 4 in our letter dated June 19, 2009. Please identify the component companies that make up the peer group and confirm that future filings will disclose this information.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Asset Quality, page 24

2.   We have reviewed your proposed disclosures in response to comment 7 in our letter dated June 19, 2009. Given the significant increase in your lease financing non-accrual loans ($8.6 million), as compared to the modest increase in your

allowance for loan losses related to those loans ($1.1 million), please revise to provide a detail of your five largest non-accrual leasing loans included in this balance as of March 31, 2009. Include a discussion of the following:

- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became non-accrual;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of March 31, 2009 and through the date of your response.

Provide us with your proposed future disclosure.

$$*\qquad*\qquad*\qquad*\qquad*$$

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Debbie Ashton
        (Sterling Bancorp)